NEWS RELEASE 09-24	AUGUST 5, 2009

HIGH-GRADE GOLD INTERSECTED IN FOOTWALL ZONE OF SANDMAN GOLD DEPOSIT

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) announces today that Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, has provided the results from a further 10 holes recently drilled as part of their 2009 US$5M development program at the Sandman gold project in Nevada.

Work at Sandman is focused on both advancing the project towards production and concurrently building the resource base in this underexplored region of Nevada. Given Sandman’s proximity to established infrastructure, including milling facilities, Fronteer believes Sandman to be the nearest term production-stage project among the company’s large Nevada gold platform.

Work to date at Sandman has focused on two near-surface gold deposits, Silica Ridge and Southeast Pediment, which are separated by six kilometres along the Sleeper Trend. Both deposits are extensively oxidized and potentially amenable to open-pit mining.

SOUTHEAST PEDIMENT

Southeast Pediment is an outcropping, moderately-dipping, high-grade vein system hosting a predominantly oxide gold resource at the intersection of two prominent structures. At a down-hole depth of 114 metres, a new hole has intersected a wide zone of high-grade sulphide mineralization below the oxide gold vein. This hole, NSM-51, not only reinforces the high-grade nature and strong continuity of mineralization at Southeast Pediment, but further demonstrates the presence of multiple mineralized vein structures in the deposit.

Highlights from this hole include:

  Near-surface: 8.05 grams per tonne oxide gold (0.23 ounces per ton) over 0.58 metres, within a broader interval containing 1.28 g/t (0.04 oz/ton) over 9.45 metres
  In the footwall: 28.90 g/t sulphide gold (0.84 oz/ ton), over 2.07 metres, within a broader interval containing 3.16 g/t (0.09 oz/ton) over 32.03 metres

Southeast Pediment has only been tested to a vertical depth of 200 metres and remains open in all directions and two strong geophysical/geochemical anomalies have yet to be drill tested.

SILICA RIDGE

Silica Ridge is a high-grade vein system localized along the folded contacts of a Tertiary andesite dyke in proximity to a significant fault intersection. The deposit is entirely oxidized and and has been drill tested to a depth of approximately 60 metres. Three new holes at Silica Ridge have intersected high grade oxide gold mineralization, all within 45 metres of surface. Wider intervals of lower grade mineralization were also intersected in numerous holes. Highlights include:

  32.14 g/t (0.94 oz/ton) over 2.62 metres, as well as 1.07 g/t (0.03 oz/ton) over 18.71 metres in NSM-110
  17.70 g/t (0.52 oz/ton) over 3.11 metres in NSM-44
  8.40 g/t (0.25 oz/ton) over 3.2 metres in NSM-42

Mineralization at Silica Ridge occurs over a 700x250m area and remains open in all directions

For a table providing results from all 10 holes provided, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/SandmanDrillResults0924.pdf

For a graphic highlighting Sandman’s location along the King River Rift structure and its proximity to Newmont’s Sage Mill at Twin Creeks mine, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/SandmanLocation0924.pdf

Under the terms of the Sandman option and joint-venture agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of US$14 million on exploration and development, making a commitment to fund and construct a mine, and completing a feasibility study. Thereafter, Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer can elect to have Newmont arrange financing for its 40% of ongoing development costs in the joint venture through commencement of commercial production.

Results are pending from the last nine holes from the 2009 Phase 1 program completed on April 17, 2009. The Phase 2 program is planned to commence in August and include up to 25 additional holes. Newmont’s ongoing 2009 work-program will provide the foundation for development activities. The overall objectives of the 2009 development program are to focus on the known deposits at Southeast Pediment and Silica Ridge and drill a combination of HQ and PQ core holes to:

  confirm the character of gold mineralization (size range of the gold);
  obtain bulk metallurgical material for mill grade and potential heap leach metallurgical tests;
  and improve the understanding of the geology and ore controls of the mineralization

Following the completion of Newmont’s 2009 program, Fronteer will be updating the resource estimate at Sandman.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator has given him no reason to doubt their authenticity. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

Sandman, Long Canyon and Northumberland are currently Fronteer’s leading properties among its large portfolio of gold projects in Nevada.

For more information on Sandman and Fronteer’s other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

ABOUT FRONTEER

Fronteer is an exploration and development company with three key gold projects in Nevada forming its platform for future gold production. Fronteer also has a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.